UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-28086

Northern Lion Gold Corporation (f/k/a Tribridge Enterprises Corp.)

(Exact name of registrant as specified in its charter)

650 West Georgia Street, Suite 620, Vancouver, BC, Canada V6B 4N9
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares without par value

 (Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 200

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Northern Lion Gold Corporation (formerly known as Tribridge Enterprises Corp.) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 19, 2012	By:	/s/ John Lando
Name: John Lando Title: CEO, President & Secretary